Exhibit (a)(6)

September 8, 2008 Our 149th Year

Dear Valued Dealer:

Today is an historic day for Gehl Company. The Board of Directors of Gehl Company has accepted and is recommending to our shareholders an offer from Manitou B.F. to purchase all of the outstanding shares of Gehl Company’s common stock at $30 per share. The total value of the transaction based on outstanding shares is $364 million.

I am extremely pleased to share this news with you. Manitou is the world’s leader in the telehandler market. Headquartered in Ancenis, France, Manitou had revenue of €1,260 billion ($1,796 billion) and net income of €86 million ($122.6 million) in 2007. The company currently employs 2,667 people and distributes its product worldwide. The Braud family founded Manitou in 1958 and have been actively involved in management roles in the Manitou company since its inception. Currently, Marcel Claude Braud, grandson of the founder of Manitou, serves as President and CEO.

Gehl Company will become a wholly-owned subsidiary of Manitou when the transaction is completed. We will operate our business as we have done before, only now we will have access to even greater resources which will allow us to grow and execute our strategy to become an even stronger player in the compact equipment industry.

Our management and employees look forward to the start of a new chapter in the 149-year history of the Gehl Company. No changes in our plants, employment, or locations are contemplated. I have every confidence that the transition of Gehl Company into the Manitou organization will be smooth and extremely successful.

As more information becomes available, we will communicate accordingly. In the meantime, rest assured that the management and employees of Gehl Company continue to be committed to our mission of providing our Gehl and Mustang dealers the best products and services in the industry.

Yours very truly,

* * *

Today the tender offer formally commences, and the Offer to Purchase is being mailed to shareholders of Gehl today. The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Gehl Company. Manitou BF S.A. and Tenedor Corporation have filed a Tender Offer Statement and a Rule 13e-3 Transaction Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and the merger, and Gehl Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the tender offer and the merger. Manitou BF S.A. and Tenedor Corporation are mailing the Offer to Purchase, the Schedule 14D-9, the letter of transmittal and selected materials to the shareholders of Gehl Company today. These documents filed by Manitou, Tenedor Corporation and Gehl contain important information about the tender offer and shareholders of Gehl Company are urged to read carefully both these documents and documents that will be filed in the future by Manitou, Tenedor Corporation and Gehl with the Securities and Exchange Commission in connection with the tender offer and the merger. Shareholders of Gehl Company may obtain a free copy of these documents at www.gehl.com, and the website maintained by the Securities and Exchange Commission at http://www.sec.gov.